16003934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 48651

SEC Mail Processing Section
MAR 02 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hyundai Securities (America) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 1900
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm **(212) 897-1685**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

465 South Street	**Morristown**	**NJ**	**07960-6497**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

Hyundai Securities (America), Inc. and Subsidiary

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Stockholder's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[x] A copy of the SIPC Supplemental Report.
[x] Independent Accountants Report on Statement of Exemption from Rule 15c3-3.
[x] Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Linda Grimm, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Hyundai Securities (America), Inc. and Subsidiary for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Linda Grimm

Signature

Financial and Operations Principal

Title

PATRICIA A MARTIN
Notary Public - State of New York
NO. 01MA6207399
Qualified in Orange County
My Commission Expires 6/15/2017

Patricia A Martin

Notary Public

Hyundai Securities (America), Inc. and Subsidiary
Index
December 31, 2015

Page(s)

Report of Independent Registered Public Accounting Firm 1

Consolidated Financial Statements

Consolidated Statement of Financial Condition 2

Consolidated Statement of Operations 3

Consolidated Statement of Changes in Stockholder's Equity 4

Consolidated Statement of Cash Flows 5

Notes to Consolidated Financial Statements 6-13

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 14

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 15

Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report 16

Statement of Exemption from Rule 15c3-3 17

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation Required by SEC Rule 17a-5 18-19

Schedule of Securities Investor Protection Corporation Assessments and Payments 20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
Hyundai Securities (America), Inc.

We have audited the accompanying statement of financial condition of Hyundai Securities (America), Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyundai Securities (America), Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Hyundai Securities (America), Inc.'s financial statements. The supplementary information is the responsibility of Hyundai Securities (America), Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

February 23, 2016

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	2,184,485
Time deposits		2,067,656
Investment in private company, at fair value		13,736,364
Receivable from broker-dealers		3,005,430
Receivable from parent		3,521
Equipment (net of accumulated depreciation of $4,156)		9,241
Other assets		43,756
Total assets	$	21,050,453
Liabilities and Stockholder's Equity		
Unearned revenue	$	120,000
Accounts payable and accrued expenses		112,127
		232,127
Common stock - $.01 par, 1000 shares authorized; 220 shares issued and outstanding		2
Additional paid-in capital		31,999,998
Accumulated deficit		(11,181,674)
Total stockholder's equity		20,818,326
Total liabilities and stockholder's equity	$	21,050,453

The accompanying notes are an integral part of these consolidated financial statements.

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Operations
Year Ended December 31, 2015

Revenues	
Commissions	$ 303,733
Research income	30,414
Interest income	22,471
Loss on investment in private company	(247,691)
Other revenue	161,743
Total revenues	270,670
Expenses	
Employee compensation and benefits	458,088
Occupancy	195,363
Professional fees	177,482
Travel and entertainment	87,608
Communications	101,436
Other expenses	110,360
Total expenses	1,130,337
Net loss	$ (859,667)

The accompanying notes are an integral part of these consolidated financial statements.

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Number of shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, January 1, 2015	220	$ 2	$ 31,999,998	$ (10,322,007)	$ 21,677,993
Net loss				(859,667)	(859,667)
Balances, December 31, 2015	220	$ 2	$ 31,999,998	$ (11,181,674)	$ 20,818,326

The accompanying notes are an integral part of these consolidated financial statements.

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (859,667)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	2,354
Decrease (increase) in operating assets:	
Time deposits	(9,348)
Investment in private company, at fair value	247,691
Redemption of shares in private company	5,003,802
Receivable from broker-dealers	(2,861,533)
Receivable from parent	42,926
Receivable from related party	15,000
Other assets	7,261
Increase in operating liabilities:	
Unearned revenue	45,000
Accounts payable and accrued expenses	2,955
Net cash provided by operating activities	1,636,441
Cash flows from investing activities	
Purchase of equipment	(6,911)
Net increase in cash	1,629,530
Cash and cash equivalents	
Beginning of year	$ 554,955
End of year	$ 2,184,485

Supplemental cash flow activity

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Hyundai Securities (America), Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a subsidiary of Hyundai Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea. The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities.

Hyundai Securities (America) Investment Advisors ("HSAIA") is a wholly-owned inactive subsidiary of the Company. At December 31, 2015, HSAIA had no assets and no liabilities, and no income or expenses for the year then ended.

2. Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

The Company's checking and savings accounts are held by two financial institutions and therefore are subject to the credit risk at those financial institutions.

The Company also holds two time deposits with two different banks for investment purposes which are included in Time deposits on the Consolidated Statement of Financial Condition.

The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition

Securities transactions and the related revenues are recorded on a trade-date basis. Commission income is recorded when earned.

Unearned Revenue

Unearned revenue represents amounts received in advance of future services to be provided.

Valuation of Investments and Valuation Processes

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Valuation Processes (continued)

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Valuation Processes (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Investment in Private Company

The investment in the private company is valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment company, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value.

Investments in private companies are included in Level 3 of the fair value hierarchy. In determining the level, the Company considers the length of time until the investment is redeemable, including notice and lock-up periods or any other restriction on the disposition of the investment. The Company also considers the nature of the portfolios of the underlying private investment companies and their ability to liquidate their underlying investments. If the Company has the ability to redeem its investment at the reported net asset valuation as of the measurement date, the investment is generally included in Level 2 of the fair value hierarchy. If the Company does not know when it will have the ability to redeem the investment or it does not have the ability to redeem its investment in the near term, the investment is included in Level 3 of the fair value hierarchy.

Translation of Foreign Currency

The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year-end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

2. Summary of Significant Accounting Policies (continued)

Translation of Foreign Currency (continued)

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses and of changes to tax laws, regulations and interpretations thereof.

Income Taxes (continued)

The Company files its income tax return in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

3. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following table presents information about the Company's assets measured at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	
Securities owned at fair value:	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Unobservable inputs**	**Balance as of 12/31/15**
Investment in private company Common shares	$ -	$ -	$ 13,736,364	$ 13,736,364

Change in Level 3 assets measured at fair value for the year ended December 31, 2015:

Securities owned at fair value:	**Beginning balance January 1, 2015**	**Realized & Unrealized Loss**	**Purchases Sales and Settlements**	**Ending balance December 31, 2015**	**Change in Unrealized Losses for Investments still held at December 31, 2015**
Investment in private company Common shares	$ 18,987,857	$ (247,691)	$ (5,003,802)	$ 13,736,364	$ (697,763)

Realized and unrealized gains are included in loss on investment in the consolidated statement of operations.

4. Related Party Transactions

Parent

The Company has a commission sharing agreement with the Parent, in which the Company receives a portion of the gross commission earned in connection with trades executed by the Parent that are introduced by the Company. Receivable from Parent includes commissions due to the Company and balances resulting from such trades. Substantially all of the Company's commission income was derived from transactions executed in accordance with this agreement. At December 31, 2015, the Company had a receivable of approximately $3,500 which is related to this agreement.

In October 2015, the Company entered into agreements with entities under common control of the Parent to manage two properties purchased in the United States. The fees related to these agreements are recorded in other revenue on the accompanying statement of operations. As of December 31, 2015, the Company has a total of $120,000 in unearned revenue relating to the two contracts.

Investment in Private Company

The investment in private company is a related party under common ownership and control. The Company owns approximately 98% of the private company. During 2015, the Company had sold approximately 25% of its investment. At December 31, 2015, the underlying assets of the private company consist of approximately $2.0 million in cash, approximately $1.0 million in debt securities, approximately $7.0 million due from broker, approximately $2.5 million in an investment in an offshore fund and $1.4 million in real estate. The investment in the offshore fund is not permitted to be redeemed until the fund has completed winding down the Partnership and filed a notice of dissolution on or around the third anniversary of the initial closing date of the fund, which occurred in July of 2012. The General Partner of the fund extended the term for two years, with consent of a majority vote of the Limited Partners.

At December 31, 2015, approximately $698,000 of unrealized losses and approximately $450,000 of realized gains on redemption of shares is included in loss on investment in private company on the Consolidated Statement of Operations. The private company is a multi-strategy investment company with liquidity events available upon request. The Company does not have any unfunded capital commitments to the investment in the private company as of December 31, 2015. However, in accordance with the limited partnership agreement, the Company is subject to a repurchase clause whereby additional shares may need to be purchased if another investor submits notice to redeem. Under the repurchase clause, the Company also has the right to request the redemption of its investment by providing a 10 day written notice.

5. Income Taxes

At December 31, 2015, the Company has federal, state and city net operating loss carryforwards of approximately $3,414,000 and $3,546,000 and $3,628,000 respectively, which begin to expire in 2027. The Company had approximately $1,733,000 of deferred tax assets generated by the net operating losses as well as other timing differences and unrealized gains on its investment. The current valuation allowance increased by approximately $809,000 due to changes in net operating loss carryforwards. For the year ended December 31, 2015, the Company had determined that realization of its deferred tax asset is not likely and therefore has recorded a valuation reserve for the full amount.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2015, the Company had net capital of approximately $7,000,000 which was $6,750,000 in excess of its required minimum net capital of $250,000.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and (k)(2)(ii), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's customer securities transactions are handled on its behalf on a delivery-versus payment/receive-versus payment basis through its Parent overseas.

8. Commitments

The Company is obligated under an operating lease for its New York office space that expires in January 2022.

Future minimum payments to be made under this lease are due in future years as follows:

Year Ending December 31,	Total Commitments
2016	$ 158,000
2017	170,000
2018	170,000
2019	170,000
2020	170,000
Thereafter	175,000
	$ 1,013,000

8. Commitments (continued)

Rent expense under this operating lease for the year ended December 31, 2015 was approximately $159,000.

9. Off-balance sheet risk and concentration of risk

During 2015, the Company initiated a clearing arrangement and deposited $3,000,000 with a clearing broker. The remaining amount in receivable from broker-dealers is an amount to be returned by a clearing broker due to cancellation of a prior clearing agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company will maintain balances in several financial institutions that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000 per account. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

The majority of the Company's operations, including the investment in private company, are conducted through the Parent Company, which is located in the Republic of Korea. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

10. Concentration

The investment in private fund comprises approximately 65% of the Company's assets.

Hyundai Securities (America), Inc. and Subsidiary
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Stockholder's equity	$ 20,818,326
Nonallowable assets:	
Investment in private company, at fair value	13,736,364
Receivable from broker-dealer	5,430
Receivable from parent	3,521
Equipment	9,241
Other assets	33,789
	13,788,345
Net capital before haircuts	7,029,981
Haircuts on security positions	6,893
Net capital	7,023,088
Minimum net capital requirement	250,000
Excess net capital	$ 6,773,088

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17A-5, Part II filing.

Hyundai Securities (America), Inc. and Subsidiary
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
Hyundai Securities (America), Inc.

We have reviewed management's statements included in the accompanying Statement of Exemption from Rule 15c3-3, in which Hyundai Securities (America), Inc. and Subsidiary (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, Included inquiries and other required procedures to obtain evidence about Hyundai Securities (America), Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 23, 2016

Hyundai Securities (America), Inc.
Statement of Exemption from Rule 15c3-3
December 31, 2015

Hyundai Securities (America), Inc. ("Company") is a registered broker-dealer subject to Securities and Exchange Commission ("SEC") Rule 17a-5.

This Exemption Report was prepared as required by SEC Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from SEC Rule 15c3-3 under the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) thereof and it met the identified exemption provision in SEC Rule 15c3-3(k) throughout the year ended December 31, 2015 without exception.

Linda Grimm

Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)

Hyundai Securities (America), Inc.

Agreed Upon Procedures

December 31, 2015

With Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5

withum

AUDIT TAX ADVISORY

Hyundai Securities (America), Inc.
Table of Contents
December 31, 2015

	Page(s)
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC rule 17a-5	1-2

withum
AUDIT TAX ADVISORY

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder and Management of
Hyundai Securities (America), Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Hyundai Securities (America), Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

withum
AUDIT TAX ADVISORY

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 23, 2016

Hyundai Securities (America), Inc.
Schedule of SIPC Assessments and Payments
Year Ended December 31, 2015

SIPC - 7 - General Assessment	$	835
Less amounts paid:		
Total amount paid during 2015		371
Amount due with Form SIPC-7	$	464

SIPC Collection Agent: Securities Investor Protection Corporation

Hyundai Securities (America), Inc. and Subsidiary

Consolidated Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2015